SPECIFICITY, INC.

October 30, 2026

VIA: EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Specificity, Inc. Registration Statement on Form S-1 Filed October 9, 2026 File No. 333-299386

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Specificity, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-299386), together with all exhibits thereto,  filed with the Commission on October 9, 2026 (the “Registration Statement”).

The Company was made aware that the Registration Statement needs to be filed as a post-effective amendment to the Form S-1 (File No. 333-290868) as filed with the Commission on October 14, 2025 as opposed to a new file. Therefore, we respectfully request that the Commission consent to this withdrawal in order for the Company to remedy this error and properly proceed with the filing of the Post-Effective Amendment utilizing the correct File Number.

The Registration Statement was not declared effective, and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements, including but not limited to, the filing of the Post-Effective Amendment utilizing the correct File Number.

We trust the foregoing is in order.

Respectfully,

Specificity, Inc.

/s/ Jason Wood
Jason Wood, CEO